EXHIBIT 99.1
TransCanada PipeLines Limited
EARNINGS COVERAGE
Supplemental Financial Information (unaudited)
Exhibit to the June 30, 2021 Consolidated Financial Statements of TC Energy Corporation
June 30, 2021

The following financial ratios have been calculated on a consolidated basis for twelve-month period ended June 30, 2021 and are based on unaudited financial information of TransCanada PipeLines Limited (the Corporation). The financial ratios have been calculated based on financial information prepared in accordance with US generally accepted accounting principles. The following ratios have been prepared based on net income:

June 30, 2021

Earnings coverage on long-term debt and current liabilities	1.8 times

Earnings coverage on long-term debt and current liabilities excluding loss on sale of Ontario natural gas-fired power plants, Keystone XL asset impairment charge, and gain on partial sale of Coastal GasLink during the twelve-month period ended June 30, 2021
3.1 times*

The Corporation’s interest obligations for the twelve-month period ended June 30, 2021 amounted to approximately $2.405 billion. The Corporation’s earnings before interest expense and income taxes amounted to approximately $4.360 billion for the twelve-month period ended June 30, 2021, which is 1.8 times the Corporation’s interest requirements for that period.
* The Corporation’s interest obligations for the twelve-month period ended June 30, 2021 amounted to approximately $2.405 billion. The Corporation’s earnings before interest expense and income taxes, excluding loss on sale of Ontario natural gas-fired power plants, Keystone XL asset impairment charge, and gain on partial sale of Coastal GasLink amounted to approximately $7.371 billion for the twelve-month period ended June 30, 2021, which is 3.1 times the Corporation’s interest requirements for that period.